SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20459

SCHEDULE 13 D

Under the Securities Exchange Act of 1934


PSB Bancorp
1835 Market Street
Philadelphia, PA 19103
(215)979-7900
(Name, Address and Telephone Number of Issuing Bank)


Common Stock, $0.10 par value
(Title and Class of Securities)

693604100
(CUSIP Number)


Einar Paul Robsham
P.O. Box 5183
Cochituate, MA 01778
(508) 358-7231
(Name, Address and Telephone Number of person authorized to receive notices and communications)


July 15, 1998 - December 31, 1998
(Dates and events which require filing of this statement)




(Continuing on following pages)
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Item 1. Security and Bank


This statement relates to 207,000 shares of the Common Stock (the "shares") o f PSB Bancorp (the "Company").

The principal office of the company is located 1835 Market Street, Philadelph ia, PA 19103.

Item 2. Identity and Background


The person filing this Statement is Einar Paul Robsham, current address is P.
O. Box 5183, Cochituate, MA 01778, whose principle occupation is retired. Du ring the past five years, Einar Paul Robsham has not been convicted in a crim inal proceeding, nor has he been party to a civil proceeding as a result of w hich Einar Paul Robsham was or is subject to a judgment, decree or final orde r enjoining future violations of, or prohibiting or mandating activities subj ect to, Federal or State securities' laws or finding any violations with respect ct to such laws. Einar Paul Robsham is a citizen of the United States of Americ ca.


Item 3. Source and Amount of Funds or Other Consideration

The aggregate amount of funds used by Einar Paul Robsham to purchase the 207, 000 shares described in Item 1 was $1,858,301.00. All funds used to purchase such shares were obtained from personal funds and a margin account at Advest , Inc.



Item 4. Purpose of Transaction

The shares covered by this Statement were purchased for investment purposes. Fr om time to time, additions may be made to this investment.





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Item 5. Interest in the Securities of the Bank

a)  	The Institution presently has outstanding 3,101,140 shares of Common 	St
ock.  On the date of this filing, the aggregate number of shares 	beneficiall
y owned by Einar Paul Robsham is 207,000 which constitutes 	6.675 % of the ou
tstanding shares (based on the most recently available 	filing of the Bank wi
th the FDIC

b)  	All of the foregoing shares are subject to the sole authority of Einar P
aul 	 	Robsham to vote, direct to vote, to dispose or direct to dispose.

	c)	The following transaction(s) effecting the purchase of shares of  PSB
			Bancorp in the name of Einar Paul Robsham have occurred:
			Purchase of:
			80,000 shares @ 10.00 on 7/15/98
			10,000 shares @ 9.25 on 7/17/98
			10,000 shares @ 9.3125 on 7/20/98
			13,000 shares @ 9.1875 on 7/21/98
			10,000 shares @ 8.75 on 7/30/98
			26,000 shares @ 8.75 on 8/5/98
			7,500 shares @ 8.00 on 8/12/98
			6,000 shares @ 7.9375 on 8/13/98
			10,000 shares @ 7.50 on 11/17/98
			17,000 shares @ 7.3/8 on 12/28/98
			15,500 shares @ 7.40 on 12/30/98
			2,000 shares @ 7.75 on 12/31/98

		All transactions were made through a broker at Advest, Inc.


	d) 	No other person is known to have the right to receive, the power to dire ct

		the receipt of dividends from, or the proceeds from the sale of, such 			se
curities.


Item 6. Contacts, Arrangements, Understandings or Relationships with Respect to Securities of the Bank

There are no contacts, arrangements, understandings or relationships (legal o r otherwise) with the person named in Item 2. and the Bank.


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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certif y that the information in this Statement is true and correct.

Date:        February 18, 1999

Signature:

Name:         Einar Paul Robsham
























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